UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

JIVE SOFTWARE, INC.

(Name of Subject Company)

JIVE SOFTWARE, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Elisa Steele

Chief Executive Officer

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, California 95008

(669) 282-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Lisa Jurinka General Counsel Jive Software, Inc. 300 Orchard City Drive, Suite 100 Campbell, California 95008 (669) 282-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Jive Software, Inc., a Delaware corporation (“Jive” or the “Company”), with the Securities and Exchange Commission on May 12, 2017 (as amended from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Wave Systems Corp., a Delaware corporation (“Parent”), and Jazz MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), to purchase all of the issued and outstanding shares of Jive common stock for $5.25 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows by including the following new subsection at the end thereof:

Final Results of the Offer

The offer and withdrawal rights expired as scheduled at midnight, Eastern Time, at the end of June 9, 2017. Computershare, the depositary for the Offer, has advised that, as of the Expiration Date, 60,077,284 Shares had been validly tendered and not withdrawn, representing approximately 73.38% of the Shares outstanding at such time. Additionally, the depositary has advised that an additional 2,613,275 Shares had been delivered through a notice of guaranteed delivery, representing approximately 3.19% of the outstanding Shares at such time. The aggregate number of Shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, all Shares that were validly tendered and not withdrawn have been accepted for payment by Purchaser and the Offer has been completed.

Following the consummation of the Offer, Parent intends to complete the acquisition of the Company through the Merger. Purchaser has acquired a sufficient number of Shares to complete the Merger without a meeting of stockholders of Jive in accordance with Section 251(h) of the DGCL. Accordingly, the Merger will be completed pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, each Share not acquired in the Offer (other than the Cancelled Shares and the Dissenting Shares) will be cancelled and converted into the right to receive the Merger Consideration, without interest and less any applicable withholding taxes. Following the Merger, the Shares will be delisted and cease to trade on the NASDAQ Global Select Market, and will be deregistered under the Exchange Act, and Jive will no longer file periodic reports with the SEC on account of the Shares.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(5)(K)	Joint Press Release of Aurea Software, Inc. and Jive Software, Inc., dated July 12, 2017.	8-K	June 12, 2017	99.1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JIVE SOFTWARE, INC.

By:	/s/ Bryan LeBlanc
Name: Bryan LeBlanc
Title: EVP & Chief Financial Officer

Dated: June 12, 2017

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(5)(K)	Joint Press Release of Aurea Software, Inc. and Jive Software, Inc., dated July 12, 2017.	8-K	June 12, 2017	99.1